Exhibit 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$148,583	$173,559	$171,134	$202,477	$160,063
Add:
Income tax expense (benefit)	29,435	23,350	19,085	(20,139)	(33,649)
Amortization of capitalized interest	45	1,871	2,004	1,876	2,408

	178,063	198,780	192,223	184,214	128,822

Adjustments to earnings for fixed charges:
Interest and other financial charges	50,729	57,448	48,905	46,961	46,718
Interest factor attributable to rentals	761	496	636	722	476

	51,490	57,944	49,541	47,683	47,194

Earnings as adjusted	$229,553	$256,724	$241,764	$231,897	$176,016

Fixed Charges:
Fixed charges above	$51,490	$57,944	$49,541	$47,683	$47,194
Capitalized interest	—	32	1,020	—	—

Total fixed charges	$51,490	$57,976	$50,561	$47,683	$47,194

Ratio of earnings as adjusted to total fixed charges	4.46	4.43	4.78	4.86	3.73